UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

RELM Wireless Corporation

(Name of Issuer)

Common Stock, par value $0.60 per share

(Title of Class of Securities)

759525108
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759525108	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 759525108	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 759525108	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 759525108	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 8, 2013, as amended on May 17, 2013, as amended on June 11, 2013, as amended on August 1, 2013, as amended on September 12, 2013, as amended on November 26, 2013, as amended on January 7, 2014, as amended on March 17, 2014, as amended on June 18, 2014, and as amended on October 6, 2015 (the "Schedule 13D"), with respect to the Common Stock, par value $0.60 per share (the "Common Stock"), of RELM Wireless Corporation, a Nevada Corporation (the "Corporation" or the "Company").  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows:
Item 5.                                        Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)         As of the date of this filing, the Reporting Persons beneficially own no shares of the outstanding Common Stock of the Corporation.

(b)            The Reporting Persons have no power to vote and dispose of any shares of Common Stock of the Corporation.

(c)            Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)            To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13D.

(e)        The Reporting Persons ceased to be the beneficial owner of more than 5% of the class of securities on December 16, 2015.

SCHEDULE 13D

CUSIP No. 759525108	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D
CUSIP No. 759525108	Page 7 of 7 Pages
SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Privet Fund LP
	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
11/30/2015	Sale	(25,000)	$4.0800
12/1/2015	Sale	(100,000)	$4.0100
12/2/2015	Sale	(32,700)	$4.0100
12/16/2015	Sale	(1,944,048)	$3.7000

2.              Privet Fund Management LLC

	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
12/17/2015	Sale	(225,000)	$3.7000

1 Not including any brokerage fees.